May 17, 2022

VIA EDGAR
Division of Corporation Finance
Office of Trade & Services
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention: Suying Li and Rufus Decker

Re:     Liquidity Services, Inc.
Form 10-K for Fiscal Year Ended September 30, 2021
Filed December 9, 2021
Item 2.02 Form 8-K dated February 3, 2022
File No. 000-51813
Dear Ms. Li and Mr. Decker:
We received your letter dated May 5, 2022 relating to the above-referenced filings, which requests a response by May 19, 2022. We are preparing our response to your letter, however, we will require additional time to review and finalize. We expect to submit our response to you on or before June 3, 2022.

Sincerely,

/s/ Michael Patrick
Michael Patrick
VP, Controller